July 18, 2024	direct phone: 515-242-2477 email: mandy.hughes@brownwinick.com

VIA EDGAR
United States Securities and Exchanges Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549
Attn: Eddie Kim and Christina Chalk

RE:    Cardinal Ethanol, LLC
Schedule 13E-3
Filed June 6, 2024
Filed by Cardinal Ethanol, LLC
File No. 005-87686
PRE14A
Filed June 4, 2024
File No. 000-53036

Dear Mr. Kim and Ms. Chalk:

We are in receipt of your letter dated June 28, 2024, providing comments on the Schedule 13E-3 filed on June 6, 2024 (the “Schedule 13E-3”) and PRE14A filed on June 4, 2024 (the “Preliminary Proxy Statement”) by Cardinal Ethanol, LLC (the “Company”). We reviewed your comments and the purpose of this letter is to provide our responses to your comments. We appreciate the time your staff has taken on this review.

In order to facilitate your review of our responses in the corresponding revisions to our Schedule 13E-3 and our Preliminary Proxy Statement, set forth below is each of your comments bolded and in chronological order, immediately followed by our response. In addition, we are emailing a copies of a marked Amendment No. 1 to Schedule 13E-3 and a marked Amendment No. 1 to PRE14A, which include the revisions made pursuant to your comments, as well as additional changes and supplements, which we identify and explain at the conclusion of the following comments and responses.

Schedule 13E-3 filed June 6, 2024 and PRE14A filed June 4, 2024

General

1.Please generally review the citations to the location where information required by Schedule 13E-3 and incorporated by reference appears in the proxy statement. We identify multiple instances in our comments below where we are unable to locate the incorporated information in the section cited here. Please revise or advise.

Response to Comment 1: The Company acknowledges the Staff’s comments on this matter and the Company has revised the Schedule 13E-3 and the Preliminary Proxy Statement as suggested and as further described in our responses below.

2.Please revise the citation in Item 2 of Schedule 13E-3 to include the “telephone number of [the Company’s] principal executive offices.” See Item 1002(a) of Regulation M-A. We note that the sections in the proxy statement incorporated by reference, “What can I do if I change my mind after I vote my units?” and “Who can help answer my questions?”, do not seem to reflect this information.

Response to Comment 2: The Company acknowledges the Staff’s comment on this matter and has revised the Preliminary Proxy Statement under the subsection “Date, Time and Place of the Special Meeting” under the section “ABOUT THE 2024 SPECIAL MEETING” to include the telephone number of the Company’s principal executive offices and has revised Item 2 of the Schedule 13E-3 to reference this section.

3.Please revise the citation in Item 2 of Schedule 13E-3 to include the information response to the requirement to “[s]tate the exact title . . . of share outstanding.” See Item 1002(b) of Regulation M-A. We not that the section incorporated by reference, “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION-Overview,” does not seem to reflect this information.

Response to Comment 3: The Company acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement under the question “How many membership units are outstanding?” under the section titled “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING, THE PROPOSALS AND VOTING” to state the exact title of shares outstanding and has revised Item 2 of the Schedule 13E-3 to reference this section.

4.Item 1002(c) of Regulation M-A requires, among other things, that “if there is no principal market” in which the subject securities are traded, the Company disclose “the range of high and low bid quotations and the source of the quotations[] for each quarter during the past two years.” We note that the section incorporated by reference, “MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION-Market Information,” does not seem to include this information. Please revise to include the information in the proxy statement and to include an accurate citation in the Schedule 13E-3 as to where it appears.

Response to Comment 4: The Company acknowledges the Staff’s comment on this matter and has revised the section “MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION - Market Information” in the the Preliminary Proxy Statement to include the selling prices for completed transactions and the high and low bid quotations and the source of the quotations for each quarter during the past two years. The Schedule 13E-3 has been unchanged as this reference was included.

5.Item 2 of Schedule 13E-3 and Item 1002(d) of Regulation M-A require you to disclose “the frequency . . . of any dividends paid during the past two years with respect to the subject securities” (emphasis added). We note that the section incorporated by reference, “MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION-Distributions,” does not reflect this information. Please revise.

Response to Comment 5: The Company acknowledges the Staff’s comment on this matter and has revised the section “MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION - Distributions” in the the Preliminary Proxy Statement to include this distribution information. The Schedule 13E-3 has been unchanged as this reference was included.

6.Please revise Item 14 of Schedule 13E-3 to “[i]dentify all persons and classes of persons that are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the transaction” and “[p]rovide a summary of all material terms of employment, retainer or other arrangement for compensation.” See Item 1009(a) of Regulation M-A. Please also revise to include the disclosure required by Item 1009(b) of Regulation M-A in the proxy statement and to include the appropriate citation to that information here, or advise.

Response to Comment 6 (Part 1): The Company acknowledges the Staff’s comments on this matter and has revised the question “Who is paying for this Proxy Solicitation?” and added the question “Who is soliciting proxies on behalf of the Company?” under the Section “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING, THE PROPOSALS AND VOTING” to address Item 1009(a) and Item 1009(b) of Regulation M-A. The Company has also revised the Schedule 13E-3 to include these references.

Additionally, we note that Item 14 of Schedule 13E-3 refers to an “ABOUT THE SPECIAL MEETING” section within the proxy statement, but the Table of Contents does not seem to reflect a section with that title. Please revise.

Response to Comment 6 (Part 2): The Company acknowledges the Staff’s comment and has revised Schedule 13E-3 to provide the correct references to the Preliminary Proxy Statement to the section titled “ABOUT THE 2024 SPECIAL MEETING.”

7.Please revise Item 15 of Schedule 13E-3 to include a citation to the proxy statement where the information required by Item 1011(b) of Regulation M-A appears. It does not appear that the proxy statement, which is incorporated by reference as a whole, includes this information.

Response to Comment 7: The Company appreciates the Staff’s comments regarding Item 15 of Schedule 13E-3. It is our understanding that the information required by Item 1011(b) of Regulation M-A is not applicable to this transaction, as it references Item 402(t) of Regulation S-K. The text of item 402(t) refers to golden parachute compensation of executive officers of an acquiring company and the target company of a transaction relating to an acquisition, merger, consolidation, sale or other disposition of all or substantially all of the assets of an issuer. In this transaction, there is no acquisition, merger, consolidation, sale or disposition of all or substantially all of the assets or an acquiring or target company. However, we understand and appreciate the Staff’s concern on requiring disclosure on any additional compensation that would be due to executive officers due to the Reclassification and we confirm that no executive officer of the Company will be paid any special or additional compensation due to the Reclassification and this has been included in the Preliminary Proxy Statement under the section “OTHER MATTERS - Compensation of Named Executive Officers; Golden Parachutes.”

8.Where a filing person elects to incorporate by reference the information required by Item1010(a) of Regulation M-A, all of the summarized financial information required by Item1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. Please revise the proxy statement to include such information.

Response to Comment 8: The Company acknowledges the Staff’s comment on this matter and has revised the Preliminary Proxy Statement to include the summarized financial information required by Item 1010(C) under the section titled “FINANCIAL INFORMATION - Summary Financial Information.”

Availability of Proxy Materials, page 6

9.We note the disclosure in the filing indicating that the Company intends to use the “notice and access” rules with respect to distribution of the proxy statement. However, Rule 14a-16 does not appear to be applicable to the reclassification. See Exchange Act Rules 14a-3 and 14a-16(m), and Securities Act Rules 165 and 145(a)(1). Please revise the disclosure here and elsewhere, including in the opening letter to members on page 2, accordingly to provide for full set delivery, or advise.

Response to Comment 9: The Company acknowledges the Staff’s comment on this matter and has revised the Preliminary Proxy Statement and the opening letter to provide for full set delivery rather than reliance on the Commission’s “notice and access rules.” In addition, the Company has revised its estimated costs of the Reclassification in the Preliminary Proxy Statement to increase its printing and mailing costs in multiple sections including under the section titled “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION-Fees and Expenses; Financing of the Reclassification.” The Company intends to mail the full set of proxy materials to the unit holders.

What will I receive in the Reclassification?, page 12

10.Here and elsewhere in a prominent part of the forepart of the disclosure document, highlight that members will not receive payment for their membership units in the reclassification.

Response to Comment 10: The Company acknowledges the Staff’s comment on this matter and has revised the Preliminary Proxy Statement to include multiple references to the fact that the members will not receive payment for their membership units in the reclassification, including a reference to this at the forepart of the disclosure document, on page 5.

Pro Forma Information, page 16

11.We note your disclosure in the proxy statement that “the Reclassification is expected to save the Company approximately $225,000 annually, an amount which the Company believes is not material” (emphasis added), because that “cost savings represented approximately 0.10% of the Company’s total assets at September 30, 2023 (the Company’s most recent fiscal year) and approximately 0.09% of the Company’s total assets at March 31, 2024 (the Company’s most recent interim period).” At the same time, however, it appears that the primary reason for the reclassification is “to end [the Company’s] SEC reporting obligation” and to “eliminate anticipated costs of approximately $225,000 annually.” We also note your disclosure that “[o]ther than the cost savings and other benefits associated with becoming a non-SEC reporting company, we do not have any other purpose for engaging in the Reclassification at this particular time.” Please provide additional explanation as to why you believe that the cost savings from the reclassification is “not material” for the purposed of deciding whether Pro Forma Information should be disclosed, but significant enough for the Board to have proposed a reclassification structure that, according to your disclosure, may have “potentially negative” impact on the members. Otherwise please revise to include the pro forma information pursuant to Item 1010(b) of Regulation M-A.

Response to Comment 11: The Company acknowledges and thanks the Staff for their comments regarding Item 13 of Schedule 13E-3. It is the Company’s understanding that that pro forma financial information disclosing the effect of the transaction is only required by Item 1010(b) of Regulation M-A “if material.” The Company believes that the annual anticipated cost savings of approximately $225,000 in this transaction are not material. To illustrate this, we have compared that cost savings to the Company’s total assets and member’s equity in the Preliminary Proxy Statement. As noted, the Company has determined that the anticipated cost savings represent a very small fraction of the Company's total assets at September 30, 2023 and March 31, 2024, and the Company's total members' equity at September 30, 2023 and March 31, 2024. Further, because providing for Pro Forma Information on the Reclassification and the Proposed Operating Agreement, if adopted, would likely just ultimately show a decrease in the Company’s general expenses, management believes that providing pro forma financial statements would be somewhat confusing and not material for the Company’s members who are being asked to vote on the Reclassification and Proposed Operating Agreement. As such, the Company does not believe that pro forma financial information is required by Item 1010(b) of Regulation M-A.

However, we respectfully advise the Staff that the annual cost savings of approximately $225,000 is not the primary reason for the Reclassification and we have revised the Preliminary Proxy Statement to further highlight the other reasons for the Reclassification, including, but not limited to, in the sections titled “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING, THE PROPOSALS AND VOTING - “Why are you proposing the Reclassification?”, “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION-Background”, “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION-Reasons for the Reclassification” and “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION-Purpose and Structure of the Reclassification” . The Company has identified and disclosed several disadvantages it experiences by being an SEC reporting company which, although not quantifiable, present substantial detriments to the Company. The Company believes that suspending its SEC reporting obligations will allow the Company to avoid these negative effects as follows:

•As a reporting company, the Company must disclose detailed sensitive business information to the public which may be helpful to our competitors in challenging our business operations. Suspending our reporting obligations will help to protect sensitive information from disclosure and avoid putting us at a competitive disadvantage.
•Our management and several of our employees spend considerable time and resources preparing and filing these reports. We believe that relieving them of this burden will allow us to beneficially use such time and resources for operating our core business.
•We believe that we would have greater flexibility to consider and initiate actions that may produce long-term benefits and growth for the Company if we were not an SEC reporting company due to potential decreased pressure on short-term earnings that SEC regulations require to be publicly disclosed.

In addition, the annual cost savings of approximately $225,000, while not the primary reason for undertaking the Reclassification, is nonetheless difficult to justify when compared with the limited benefits we experience as a public company. We are not listed on any exchange and our members experience limited liquidity for our units. In addition, our registration and reporting-related costs have increased and we believe that those costs and the burdens associated with our reporting obligations will continue to increase in the future. Please also see our response to Comment 12 below.

Reasons for the Reclassification, page 18

12.We note your reference to “heightened government oversight” and “increasingly stringent SEC reporting requirements.” Please revise to describe in greater detail the specific changes you believe have occurred in government oversight and SEC regulation, as they relate to the company.

Response to Comment 12: The Company acknowledges the Staff’s comment on this matter and has revised the Preliminary Proxy Statement to describe in greater detail the specific changes we believe have occurred, or are expected to occur, in government oversight and SEC regulation, as they relate to the Company under the section titled “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION-Background”.

Forward-Looking Statements, page 35

13.Refer to the last sentence under this section. Please omit the reference to “subsequent filings” that may imply forward incorporation by reference, which is not permitted in connection with a Schedule 13E-3.

RESPONSE: The Company acknowledges the Staff’s comment on this matter and has revised the Preliminary Proxy Statement to omit the reference to “subsequent filings.”

Where You Can Find More Information, page 35

14.Please omit the reference to “public reference facilities” at SEC Headquarters where documents may be inspected and copied. The SEC no longer provides a physical space for inspection and copying of filings.

RESPONSE: The Company acknowledges the Staff’s comment on this matter and has revised the Preliminary Proxy Statement as suggested to omit the reference to “public reference facilities” at SEC Headquarters where documents may be inspected and copied and has just included reference to the SEC’s online Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”).

Additional Changes

The Company has attached the Third Amended and Restated Operating Agreement of Cardinal Ethanol, LLC (the “Proposed Operating Agreement”) to the Preliminary Proxy Statement as Appendix C rather than incorporating by reference. The Company has also attached a redline of the changes between the Second Amended and Restated Operating Agreement of Cardinal Ethanol, LLC and the Proposed Operating Agreement to the Preliminary Proxy Statement as Appendix D rather than incorporating by reference. The Company has made several modifications throughout the Preliminary Proxy Statement to update the references to these documents. In addition, the Company has updated the exhibit numbers for the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2023 and the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2024, and modified the references to these documents where appropriate.

Please contact me with any questions.

Sincerely,

    /s/ Miranda L. Hughes

        Miranda L. Hughes